Exhibit (a)(1)(D)

April 5, 2013

To Our Shareholders:

Cooper-Standard Holdings Inc. is offering to purchase up to 4,651,162 shares of its common stock from you, at a purchase price of $43.00 per share in cash, less any applicable withholding taxes and without interest. The purchase price represents a 14.5% premium to the year-to-date volume-weighted average price of $37.56 per share of common stock as of March 18, 2013, the last trading day before we announced our intention to make this offer.

The purchase price for the common stock would be approximately $200 million if the full number of shares is purchased. Only shares properly tendered and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than $200 million in value of shares we seek are properly tendered and not properly withdrawn. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.

The offer is conditioned on a minimum number of 2,906,976 Shares being properly tendered and not properly withdrawn by shareholders and is subject to other conditions, which are explained in detail in the enclosed Offer to Purchase.

We believe that the offer represents an efficient mechanism to provide our shareholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment. The offer also provides shareholders with an opportunity to obtain liquidity at a premium to recent trading prices of our common stock, without the potential disruption to the market price that can result from market sales and the usual costs associated with open market transactions. Shareholders who choose not to tender will own a greater percentage ownership of our outstanding shares following the consummation of the offer. In addition, shareholders who retain an equity interest in the Company as a result of a partial or conditional tender of shares or proration may also own a greater percentage ownership of our outstanding shares following the consummation of the offer.

We believe that the repurchase of shares is consistent with our long-term goal of maximizing shareholder value. Our management and our Board of Directors evaluated the Company’s operations, financial condition, capital needs, strategy and expectations for the future and believe that the offer is a prudent use of our financial resources given our business profile and assets.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials. Neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender their shares in the offer.

The offer will expire at 12:00 midnight, New York City time, at the end of the day on May 2, 2013, unless we extend the offer. Questions and requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the offer, and J.P. Morgan Securities LLC, the dealer manager for the offer, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other offer documents from the information agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

/s/ Jeffrey S. Edwards
Jeffrey S. Edwards
President and Chief Executive Officer